KAHIKI FOODS, INC.
1100 MORRISON ROAD
GAHANNA, OH 43230
Phone: 614.322.3180
Fax: 614.322.3199


August 30, 2006

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

RE: Kahiki Foods, Inc.
       File No. 333-113925
       Your comment letters of April 14, 2006 and August 15, 2006


Dear Mr. Hiller:

Thank you for your April 14, 2006 letter of comments on two amended filings made by Kahiki Foods, Inc. ("Kahiki"). The comments related to Kahiki's Amendment Number 1 to Form 10-KSB for the fiscal year ended March 31, 2005, and to Kahiki's Amendment Number 1 to Form 10-QSB for the fiscal quarter ended December 31, 2005. Thank you also for your August 15, 2006 letter of comments on Kahiki's filing on Form 10-KSB for the fiscal year ended March 31, 2006.

This letter is in response to both of your comment letters.

As requested in comment 1 of the August 15 letter, we filed our response letter dated July 14, 2006 on EDGAR. This letter will also be filed on EDGAR.

After discussion of this letter with Tracie Towner of your staff, we will file four amended filings to include the changes outlined herein. We will file an amended 10-KSB for March 31, 2005, an amended 10-KSB for March 31, 2006, an amended 10-QSB for December 31, 2005, and an amended 10-QSB for June 30, 2006. As the revised disclosures do not affect net income and are corrected in the 2006 filings, we question the materiality of filing amendments to the 2005 filings. If it were possible to avoid filing the March 2005 and the December 2005 amendments noted above, we would appreciate it. We will be filing the March 2006 and June 2006 amended filings, and thus the public would have current information including these changes.

Our response below is somewhat more involved than a simple response to your comments, as we found that additional disclosures were necessary for the 2005 reports. I enclose below the proposed commentary from the explanatory notes for each amended report, with supplemental notes [in brackets] referring them to sections of your comment letters. We will not include the bracketed information in the final amended filings.

At Ms. Towner's request, we confirm that on October 19, 2004, our registration statement on Form SB-2 (Commission file number 333-113925) became effective. The registration statement registered 100,000 of our common shares for sale by a shareholder of Kahiki. The offering terminated by the shareholder before any common shares were sold. [This is in response to your comment number 3 in the April 14 letter.]

All amended filings will have the word "restated" on columnar data, including the balance sheets, the income statements, and the cash flow statements, as well as tabular data in the footnotes. [This is in response to comment number 2 in the August 15 letter.]

We analyzed EITF 01-9. We determined that credits that we gave for freight should have been shown as reductions of net sales instead of as part of cost of sales. Such freight credits apply solely to the products on the invoice on which the freight credit appears. They do not apply to prior or future sales. The freight credits are related case by case to the products on the invoice, and are not separable from that sale. All amended filings will have restatements to reduce both sales and cost of sales for the effects of this. However, due to the time necessary to determine the freight credits and to restate, we will not be able to file the restated financials within the time limit requested in your August 15 letter. [This is in response to your comment number 3 in the August 15 letter.] We expect to have the restated forms available at the end of next week. [This is in response to your closing comments in your August 15 letter.]



FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2005:

EXPLANATORY NOTE TO AMENDED AND RESTATED FORM 10-KSB [The words "AMENDED AND RESTATED" are in response to your comment 2 in the August 15 letter.]

On June 21, 2005, KAHIKI FOODS, INC. ("Kahiki" or "we") filed its Annual Report on Form 10-KSB for its fiscal year ended March 31, 2005. On March 30, 2006, Kahiki filed Amendment Number 1 to its Annual Report on Form 10-KSB for its fiscal year ended March 31, 2005 ("Amendment Number 1") to restate certain information. This filing is Amendment Number 2 to Kahiki's Annual Report on Form 10-KSB for its fiscal year ended March 31, 2005 ("this Amendment"). We believe this Amendment is necessary to modify and restate the report to comply with generally accepted accounting principles in the United States and Kahiki's filing obligations under the Exchange Act. [The prior sentence is the response to your comment number 1 in the April 14 letter.] In this Amendment, we amended and restated certain amounts and disclosures in the accompanying balance sheets, statements of cash flows, in sales and cost of sales (but not net income) on the income statements, and in footnotes to the financial statements. We also amended the Management's Discussion And Analysis Or Plan Of Operation to include additional information. We inserted the word "restated" above tabular information that has been restated. [This is in response to your comment number 2 in the April 14 letter and the same comment number in the August 15 letter.] The events in this amended report are as of the initial filing date of June 21, 2005, and do not include subsequent events. This Amendment does not modify the disclosures in the original filing other than as described in this explanatory note. Other than the incorporation by reference of certain exhibits to the original and amended filings, we have included the entire amended Form 10-KSB in this filing for the reader's convenience. This Amendment number 2 is being filed to amend and restate the following items:

1. We amended the reference on the title page under "DOCUMENTS INCORPORATED BY REFERENCE" to identify that we incorporated documents by reference into Part III instead of into Part II as initially filed.

2. We amended the discussion in ITEM 1: "DESCRIPTION OF BUSINESS - OVERVIEW" to state that no other customer accounted for more than 10% of our sales in fiscal 2005 or 2004.

3. We amended the discussion in ITEM 6: "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - DISCUSSION OF SIGNIFICANT ACCOUNTING POLICIES" to include discussion of: USE OF ESTIMATES; ACCOUNTS RECEIVABLE - TRADE; CUSTOMER INCENTIVES; IMPAIRMENT OF ASSETS WITH LONG LIVES; and INTEREST RATE SWAP. This represents only a correction in disclosure and not a change in policy.

4. We amended the discussion in ITEM 6: "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - LIQUIDITY AND CAPITAL RESOURCES" to include discussion of a letter of credit agreement, and guarantees of some of Kahiki's debt by two of its officers. These are all corrections in disclosure.

5. We include herein an amended Report of Independent Registered Public Accounting Firm on the audit of the financial statements for the fiscal year ended March 31, 2005. [This is in response to your comment number 3 in the April 14 letter.]

6. We include herein an amended Report of Independent Registered Public Accounting Firm on the audit of the financial statements for the fiscal year ended March 31, 2004. [This is in response to your comment number 3 in the April 14 letter.]

7. We incorporated by reference to the original filing exhibit 14.1 - Code of ethics. We incorporated by reference to Amendment Number 1 exhibit 10.9 Subordinated Promissory Note to Alice Tsao dated August 19, 2003.

8. We filed as new exhibits the following documents:

 Exhibit 10.11 - Registration Rights Agreement between Registrant and Barron Partners LP, dated February 27, 2004;

 Exhibit 10.12 - Promissory Note of Registrant to KeyBank National Association dated June 1, 2004 (revolver);

 Exhibit 10.13 - Business Loan Agreement (Asset Based) between Registrant and KeyBank National Association dated June 1, 2004 (revolver);

 Exhibit 10.14 - Addendum to Business Loan Agreement (Asset Based) between Registrant and KeyBank National Association dated June 1, 2004 (revolver);

 Exhibit 31.1 - Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; [This is in response to your comment number 4 in the April 14 letter.]

 Exhibit 31.2 - Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and [This is in response to your comment number 4 in the April 14 letter.]

 Exhibit 32 - Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This is in response to your comment number 4 in the April 14 letter.]

9. We amended and restated the balance sheet as of March 31, 2005 to show a net cash overdraft at that date as an addition to accounts payable in current liabilities rather than as a negative asset. Those adjustments also changed numerous subtotals and totals on the balance sheets, and in the restated statements of cash flows. This is a change in disclosure.

10. We amended the reported value of machinery and equipment as of March 31, 2005 by $1 to correct for rounding errors. We made similar $1 adjustments to the values of accounts receivable, machinery and equipment, and other assets as of March 31, 2004. We made similar $1 rounding adjustments to the values for purchase of new facility improvements, net cash used in investing activities, and proceeds from long-term debt, all on the statement of cash flows for the year ended March 31, 2004. This is a change in disclosure.

11. We reclassified the $150,000 value of a note payable to a related party from "Current debt" to "Related Party Note Payable" on the balance sheet at March 31, 2004. This is a change in disclosure.

12. We corrected and restated disclosure of new borrowings of debt and of payments of debt in the accompanying statement of cash flows for the year ended March 31, 2005. There was no change in total cash flows from financing activities from this correction. This is a change in disclosure.

13. We restated net sales and related cost of sales by $XXXXXXX and $XXXXXXX for the years ended March 31, 2005 and 2004, respectively, to reflect invoiced freight discounts to customers as a reduction in sales rather than as freight costs included as part of cost of sales. The freight discounts are more properly shown as a reduction in revenue per the conclusions reached in Emerging Issues Task Force Issue No. 01-9. This represents a correction in policy as well as a correction in disclosure. [This is in response to comment 3 in the August 15 letter.]

14. We include herein as footnote 13 to the accompanying financial statements a summary of the error corrections and restatements identified in paragraphs 9, 10, 11, 12, and 13 above. [This paragraph is in response to your comment number 2 in the April 14 letter and to your comment number 2 in the August 15 letter.]

15. We amended the description of our revenue recognition accounting policy included in footnote 2 to the accompanying financial statements. This represents only a correction in disclosure and not a change in policy.
[This is in response to your comment number 5 in the April 14 letter.]

16. We added a description of our freight credits accounting policy to footnote 2 to the accompanying financial statements. This represents a correction in disclosure and a change in policy. [This is in response to your comment number 6 in the April 14 letter and to comment 3 in the August 15 letter.]

17. We added a description of our accounting policy on impairment of assets with long lives to footnote 2 to the accompanying financial statements. This represents only a correction in disclosure and not a change in policy.

18. We added a description of our accounting policy on our interest rate swap to footnote 2 to the accompanying financial statements. This represents only a correction in disclosure and not a change in policy.

19. We added a fuller description of our letter of credit agreement to footnote 2 to the accompanying financial statements. This represents only a correction in disclosure and not a change in policy.

20. We added a description of our accounting policy for income taxes to footnote 2 to the accompanying financial statements. This represents only a correction in disclosure and not a change in policy.

21. We amended the disclosure of income taxes in footnote 7 to the accompanying financial statements to provide further disclosures required by generally accepted accounting principles in the United States. This represents a correction in disclosure.

22. We amended the disclosures of Stockholders' Equity and Stock Options in footnote 8 to the accompanying financial statements to provide further disclosures required by generally accepted accounting principles in the United States. The increased disclosures included: common shares reserved for issuance on potential exercise of warrants, options, and preferred stock; the convertibility of certain debt to preferred stock; the requirement for shareholders to approve a new issue of preferred stock; the existence of warrants to purchase common stock; and Kahiki's contractual requirements to register shares of stock. We also amended the disclosures of stock options to correct errors in quantities and to separate disclosures of options issued under our stock option plan and those which were not issued under the stock option plan. All of these represent corrections in disclosure.

23. We amended the disclosures in footnote 10 to the accompanying financial statements to provide names and percentages of customers that accounted for more than 10% of our sales in fiscal 2005 and 2004, and to state that no other customer accounted for more than 10% of our sales in fiscal 2005 or 2004. This represents a correction in disclosure. [This is in response to your comment number 7 in the April 14 letter.]

24. We added to footnote 12 to the accompanying financial statements disclosure of guarantees of Kahiki's debt by related parties. We expanded the discussion in the same footnote of the poultry purchase and the co-pack agreements with a related party. This represents a correction in disclosure.



FORM 10-QSB FOR FISCAL QUARTER ENDED DECEMBER 31, 2005:

EXPLANATORY NOTE TO AMENDED AND RESTATED FORM 10-QSB

On February 14, 2006, KAHIKI FOODS, INC. ("Kahiki" or "we") filed its Quarterly Report on Form 10-QSB for its fiscal quarter ended December 31, 2005. On March 30, 2006, Kahiki filed Amendment Number 1 to its Quarterly Report on Form 10-QSB for its fiscal quarter ended December 31, 2005 ("Amendment Number 1") to restate certain information. This filing is

Amendment Number 2 to Kahiki's Quarterly Report on Form 10-QSB for its fiscal quarter ended December 31, 2005 ("this Amendment"). We believe this Amendment is necessary to modify and restate the report to comply with generally accepted accounting principles in the United States and Kahiki's filing obligations under the Exchange Act. [The prior sentence is in response to your comment numbers 1 and 8 in the April 14 letter.] In this Amendment, we amended and restated certain amounts and disclosures in the accompanying balance sheets, statements of cash flows, in sales and cost of sales (but not net income) on the income statements, and in footnotes to the financial statements. We also amended the Management's Discussion And Analysis Or Plan Of Operation to include additional information. We inserted the word "restated" above tabular information that has been restated. [This is in response to your comment number 2 in the April 14 letter and the same comment number in the August 15 letter.] The events in this Amendment are as of the initial filing date of February 14, 2006, and do not include subsequent events. This Amendment does not modify the disclosures in the original filing other than as described in this explanatory note. We have included the entire amended Form 10-QSB in this filing for the reader's convenience. This 10-QSB/A (Amendment number 2) is being filed to amend and restate the following items:

1. In Amendment Number 1, we amended and restated the balance sheet as of March 31, 2005 to show a net cash overdraft at that date as an addition to accounts payable in current liabilities rather than as a negative asset. Those adjustments also changed numerous subtotals and totals on the balance sheet, and in the restated statement of cash flows. This is a change in disclosure.

2. In Amendment Number 1, we amended the reported value of machinery and equipment as of March 31, 2005 by $1 to correct for rounding errors. This is a change in disclosure.

3. In this Amendment, we amended and restated the balance sheet as of December 31, 2005 to show debt which had technical defaults at that date as current liabilities and not as long-term debt. This is a change in disclosure.

4. In Amendment Number 1, we increased net sales and cost of sales by $123,000 for the three- and nine- month periods ended December 31, 2005 to reflect invoiced freight discounts to a customer which were originally subtracted from reported net sales. That was in error. In this Amendment, we restated net sales and related cost of sales by $123,000 and $XXXXXXX for the three- month periods ended December 31, 2005 and 2004, and by $XXXXXXX and $XXXXXXX for the nine-month periods ended December 31, 2005 and 2004, all respectively, to reflect invoiced freight discounts to customers as a reduction in sales rather than as freight costs included as part of cost of sales. The freight discounts are more properly shown as a reduction in revenue per the conclusions reached in Emerging Issues Task Force Issue No. 01-9. This represents a correction in policy as well as a correction in disclosure. [This is in response to comment 3 in the August 15 letter.]

5. In this Amendment, we corrected and restated disclosure of new borrowings of debt and of payments of debt in the accompanying statement of cash flows for the nine months ended December 31, 2004. There was no change in total cash flows from financing activities from this correction. This is a change in disclosure.

6. We include herein as footnote 13 to the accompanying unaudited financial statements a summary of the error corrections and restatements identified in paragraphs 1, 2, 3, 4, and 5 above. [This is in response to your comment numbers 2 and 8 in the April 14 letter and to your comment number 2 in the August 15 letter.]

7. We amended the description of our revenue recognition accounting policy included in footnote 2 to the accompanying unaudited financial statements. This represents only a correction in disclosure and not a change in policy. [This is in response to your comment numbers 5 and 8 in the April 14 letter.]

8. We added a description of our freight credits accounting policy to footnote 2 to the accompanying unaudited financial statements. This represents a correction in disclosure and a change in policy. [This is in response to your comment numbers 6 and 8 in the April 14 letter and to comment 3 in the August 15 letter.]

9. We added a description of our accounting policy on impairment of assets with long lives to footnote 2 to the accompanying unaudited financial statements. This represents only a correction in disclosure and not a change in policy.

10. We added a description of our accounting policy on our interest rate swap to footnote 2 to the accompanying unaudited financial statements. This represents only a correction in disclosure and not a change in policy.

11. We added to footnote 10 to the accompanying unaudited financials statements a description of guarantees of some of Kahiki's debt by two of its officers. This is a change in disclosure.

12. We deleted a sentence from footnote 11 to the accompanying unaudited financial statements that indicated that Kahiki was in compliance with all debt covenants at December 31, 2005. This is a change in disclosure.

13. We amended and restated the disclosures of debt in footnote 11 to the accompanying unaudited financials statements to report and explain the technical defaults in Kahiki's debt. This is a change in disclosure.

14. We amended and restated the discussion in Item 2: "Management's Discussion And Analysis Or Plan Of Operations - Liquidity And Capital Resources" to include discussion of technical defaults in various debt agreements. These technical defaults existed as of December 31, 2005. We also included discussion of guarantees of some of Kahiki's debt by two of its officers. These are all corrections in disclosure.

15. We amended Item 3 Controls and Procedures to provide a better explanation of the results of our evaluation of disclosure controls and procedures. [This is in response to your comment number 9 in the April 15 letter.]

16. We filed as new exhibits the following documents:

 Exhibit 31.1 - Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

 Exhibit 31.2 - Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

 Exhibit 32 - Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

17. We added disclosure to Part II, Item 3 Defaults Upon Senior Securities to include discussion of technical defaults in various debt agreements.




FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2006:

EXPLANATORY NOTE TO AMENDED AND RESTATED FORM 10-KSB [The words "AMENDED AND RESTATED" are in response to your comment 2 in the August 15 letter.]

On July 14, 2006, KAHIKI FOODS, INC. ("Kahiki" or "we") filed its Annual Report on Form 10-KSB for its fiscal year ended March 31, 2006. This filing is Amendment Number 1 to Kahiki's Annual Report on Form 10-KSB for its fiscal year ended March 31, 2006 ("this Amendment"). We believe this Amendment is necessary to modify and restate the report to comply with generally accepted accounting principles in the United States and Kahiki's filing obligations under the Exchange Act. [The prior sentence is the response to your comment number 1 in the April 14 letter.] In this Amendment, we amended and restated certain amounts and disclosures in the balance sheets, in sales and cost of sales (but not net income) on the income statements, in the statements of cash flows, and in footnotes to the financial statements. We also amended the Management's Discussion And Analysis Or Plan Of Operation to include additional information. We inserted the word "restated" above tabular information that has been restated. [This is in response to your comment number 2 in the April 14 letter and the same comment number in the August 15 letter.] The events in this amended report are as of the initial filing date of July 14, 2006, and do not include subsequent events. This Amendment does not modify the disclosures in the original filing other than as described in this explanatory note. Other than the incorporation by reference of certain exhibits to the original filing, we have included the entire amended Form 10-KSB in this filing for the reader's convenience. This Amendment number 1 is being filed to amend and restate the following items:

1. We incorporated by reference to the original filing the following exhibits:
 Exhibit 10.10 - Employment Agreement with Alan L. Hoover

 Exhibit 10.11 - Registration Rights Agreement between Registrant and Barron Partners LP, dated February 27, 2004

 Exhibit 10.12 - Promissory Note of Registrant to KeyBank National Association dated June 1, 2004 (revolver)

 Exhibit 10.13 - Business Loan Agreement (Asset Based) between Registrant and KeyBank National Association dated June 1, 2004 (revolver)

 Exhibit 10.14 - Addendum to Business Loan Agreement (Asset Based) between Registrant and KeyBank National Association dated June 1, 2004 (revolver)

2. We filed as new exhibits the following documents:

 Exhibit 31.1 - Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; [This is in response to your comment number 4 in the April 14 letter.]

 Exhibit 31.2 - Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and [This is in response to your comment number 4 in the April 14 letter.]

 Exhibit 32 - Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This is in response to your comment number 4 in the April 14 letter.]

3. We restated net sales and related cost of sales by $XXXXXXX and $XXXXXXX for the years ended March 31, 2006 and 2005, respectively, to reflect invoiced freight discounts to customers as a reduction in sales rather than as freight costs included as part of cost of sales. The freight discounts are more properly shown as a reduction in revenue per the conclusions reached in Emerging Issues Task Force Issue No. 01-9. This represents a correction in policy as well as a correction in disclosure. [This is in response to comment 3 in the August 15 letter.]

4. We amended and restated footnote 18 to the accompanying financial statements to reflect the error corrections and restatements identified in paragraph 3 above. Note that several other changes in the financial statements for the year ended March 31, 2005 had already been included in note 18 prior to this Amendment. [This paragraph is in response to your comment number 2 in the April 14 letter.]

5. We amended the description of our freight credits accounting policy in footnote 2 to the accompanying financial statements. This represents a correction in disclosure and a change in policy. [This is in response to your comment number 6 in the April 14 letter and to comment 3 in the August 15 letter.]

6. We amended the discussion in ITEM 6: "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" to include updates to tabular presentations of percentages and to amounts shown as sales and cost of sales in the commentary. This represents a correction in disclosure caused by a change in policy.



FORM 10-QSB FOR FISCAL QUARTER ENDED JUNE 30, 2006:

EXPLANATORY NOTE TO AMENDED AND RESTATED FORM 10-QSB

On August 14, 2006, KAHIKI FOODS, INC. ("Kahiki" or "we") filed its Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2006. This filing is Amendment Number 1 to Kahiki's Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2006 ("this Amendment"). We believe this

Amendment is necessary to modify and restate the report to comply with generally accepted accounting principles in the United States and Kahiki's filing obligations under the Exchange Act. [The prior sentence is in response to your comment numbers 1 and 8 in the April 14 letter.] In this Amendment, we amended and restated certain amounts and disclosures in the accompanying statements of cash flows, in sales and cost of sales (but not net income) on the income statements, and in footnotes to the financial statements. We also amended the Management's Discussion And Analysis Or Plan Of Operation to include additional information. We inserted the word "restated" above tabular information that has been restated. [This is in response to your comment number 2 in the April 14 letter and the same comment number in the August 15 letter.] The events in this Amendment are as of the initial filing date of August 14, 2006, and do not include subsequent events. This Amendment does not modify the disclosures in the original filing other than as described in this explanatory note. We have included the entire amended Form 10-QSB in this filing for the reader's convenience. This 10-QSB/A (Amendment number 1) is being filed to amend and restate the following items:

1. We restated net sales and cost of sales by $XXXXXXX and $XXXXXXX for the three-month periods ended June 30, 2006 and 2005, respectively, to reflect invoiced freight discounts to customers as a reduction in sales rather than as freight costs included as part of cost of sales. The freight discounts are more properly shown as a reduction in revenue per the conclusions reached in Emerging Issues Task Force Issue No. 01-9. This represents a correction in policy as well as a correction in disclosure. [This is in response to comment 3 in the August 15 letter.]

2. We amended and restated footnote 14 to the accompanying unaudited financial statements to reflect the error corrections and restatements identified in paragraph 1 above. Note that several other changes in the financial statements for the year ended March 31, 2005 had already been included in note 14 prior to this Amendment. [This paragraph is in response to your comment number 2 in the April 14 letter.]

3. We amended the description of our freight credits accounting policy in footnote 2 to the accompanying financial statements. This represents a correction in disclosure and a change in policy. [This is in response to your comment number 6 in the April 14 letter and to comment 3 in the August 15 letter.]

4. We amended the discussion in ITEM 2: "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" to include updates to tabular presentations of percentages and to amounts shown as sales and cost of sales in the commentary. This represents a correction in disclosure caused by a change in policy.

5. We filed as new exhibits the following documents:

 Exhibit 31.1 - Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

 Exhibit 31.2 - Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

Exhibit 32 - Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This is in response to your comment numbers 4 and 8 in the April 15 letter.]

* * * * *

We hereby acknowledge that:
* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your comments. Please call me with any questions. My direct dial number is 614.322.3189.

Sincerely,


/s/ Frederick A. Niebauer
Frederick A. Niebauer
Chief Financial Officer